Buenos Aires, August 10, 2016

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Ciudad A. de Buenos Aires

BOLSA DE COMERCIO DE BUENOS AIRES

Sarmiento 299

Ciudad A. de Buenos Aires

Ref.: Change in Corporate Address.

Dear Sirs:

            I am writing to the National Securities Commission and the Stock Exchange of Buenos Aires in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that, at the Board of Directors´ Meeting held on this date, it was decided to change the corporate address from Ortiz de Ocampo 3302, Building 4, City of Buenos Aires to Maipú 1, City of Buenos Aires.

Sincerely yours,

_____________________

María Agustina Montes

Responsible of Market Relations